UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 1-8359
NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NEW JERSEY RESOURCES CORPORATION

1415 Wyckoff Road
Wall, New Jersey 07719

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 13

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	14

SIGNATURES	15

EXHIBIT INDEX - 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	16

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustee and Participants of
New Jersey Resources Corporation
Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of New Jersey Resources Corporation Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in the conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Baker Tilly Virchow Krause, LLP
Clark, New Jersey
June 18, 2015

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS

Cash and Cash Equivalents	$10,000	$—

Investments, at Fair Value:
Participant directed investments:
Pimco Investment Management Total Return Fund	6,963,930	6,204,100
T. Rowe Price Balanced Fund	20,715,734	17,195,943
Harbor Capital Appreciation Fund	5,780,455	4,685,813
T. Rowe Price Equity Index Trust	—	12,534,802
T. Rowe Price Stable Value Fund	24,910,395	24,748,584
Vanguard Institutional Index	14,556,904	—
Vanguard Small Cap Index, Signal	—	4,823,275
Vanguard Small Cap Index, Admiral	5,506,383	—
Vanguard Windsor II Fund	13,172,359	11,434,020
T. Rowe Price Small Cap Value Fund	5,714,239	6,040,517
American Funds Capital World Growth and Income Fund, R5 Share Class	—	7,812,007
American Funds Capital World Growth and Income Fund, R6 Share Class	8,549,403	—
Dodge & Cox International Stock Fund	7,225,226	6,717,911
NJR Common Stock 401(k)*	19,442,201	13,300,942
Total participant-directed investments	132,537,229	115,497,914
Nonparticipant-directed investments:
NJR Common Stock ESOP*	31,719,505	25,959,272
T. Rowe Price Stable Value Fund	888,702	662,685
T. Rowe Price Balanced Fund	269,876	109,555
Total nonparticipant-directed investments	32,878,083	26,731,512
Total investments	165,415,312	142,229,426

Receivables:
Employer contributions	480,402	386,897
Participant contributions	72,144	67,287
Notes receivable from participants	3,854,173	3,501,204
Total receivables	4,406,719	3,955,388

Total Assets	169,832,031	146,184,814

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	169,832,031	146,184,814
Adjustment from fair value to contract value for fully benefit responsive investment contract in relation to common collective trusts,
T. Rowe Price Stable Value Fund	(374,003)	(355,058)
Total adjustments from fair value to contract value	(374,003)	(355,058)

NET ASSETS AVAILABLE FOR BENEFITS	$169,458,028	$145,829,756
* 2013 NJR Stock funds were converted from unitized to share accounting in 2014.

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Dividends	$6,211,434	$3,739,864
Net appreciation in fair value of investments	14,939,814	19,058,682
Net investment income	21,151,248	22,798,546

Interest income from notes receivable from participants	157,845	148,704

Contributions:
Employer	2,799,914	2,405,312
Participant	6,701,094	6,166,196
Participant rollovers	1,091,157	474,456
Total contributions	10,592,165	9,045,964
Total additions	31,901,258	31,993,214

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	8,232,293	7,958,828
Administrative fees	40,693	44,935
Total deductions	8,272,986	8,003,763

INCREASE IN NET ASSETS	23,628,272	23,989,451

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	145,829,756	121,840,305
END OF YEAR	$169,458,028	$145,829,756

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The New Jersey Resources Corporation Employees' Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Committee) appointed by New Jersey Resources Corporation's (the Company or NJR) Board of Directors and is administered in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan is provided for general information only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan. The Plan provides a savings component and had provided an employee stock ownership plan component, as described below.

Effective April 10, 2014, the NJR stock fund and ESOP fund converted from unitized to share accounting, thus removing the cash component of these funds. The funds were converted to hold shares of NJR Stock, as opposed to units comprised of shares and cash.

Savings Component

General

The savings component provides for deferred pre-tax contributions, after-tax contributions, catch-up contributions, an annual employer contribution and Company matching contributions.

All permanent employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis. As of January 1, 2012, the Company implemented automatic enrollment and automatic escalation for pre-tax contributions to the Plan for eligible employees. Payroll deductions begin on the first payroll after 30 days of service, unless the employee elects not to participate.

Contributions and Vesting

As directed by the Committee, contributions by employees and the Company are transferred to T. Rowe Price (the Trustee) and held in the Plan's trust fund for investment and allocation to participants' accounts.

Employee Contributions

Under the savings component, eligible employees may make contributions of between 1 percent and 50 percent of base compensation to the Plan, which shall be permitted as pre-tax contributions provided that they are within the calendar year dollar limit in effect for 401(k) contributions in accordance with the Internal Revenue Code (IRC). The pre-tax contribution limit was $17,500 for 2014 and 2013. In addition, employees who have both reached the minimum age of 50 and the 401K elective deferral limit by the end of the plan year, may elect to make pre-tax non-matchable catch-up contributions. During the plan years ending December 31, 2014 and 2013, the Internal Revenue Service allowed catch-up contributions of up to $5,500. The total contribution by any participant may not exceed $52,000 and $51,000, for 2014 and 2013, respectively, except for those who have attained age 50, and then the total contribution by participant may not exceed $57,500 and $56,500, respectively. Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees. The participants' contributions, plus actual earnings thereon, are fully vested at all times.

Employer Matching Contributions

For 2014 and 2013, the Company contributed an amount equal to 60 percent and 55 percent, respectively, of the first 6 percent of contributing participants' base compensation, subject to certain exceptions as described in the Plan. The Company's contribution related to those employees was approximately $2.3 million and $2 million for 2014 and 2013, respectively.

Employer Special Contributions

Non-transition union employees of NJR Home Services, an affiliated company, and all union employees hired on or after January 1, 2012, are not covered by the Plan for Retirement Allowances for Represented Employees of New Jersey Natural Gas Company (defined benefit plan). In addition, all of the Company's non-represented employees hired on or after October 1, 2009, are not covered by the Plan for Retirement Allowances for Non-Represented Employees of New Jersey Natural Gas Company. Both Plans are sponsored by the Company. For these employees, the Company contributes an amount equal to 3 percent of base compensation for employees with less than five years but more than one year of service and 4 percent of base compensation for employees with five or more years of service for 2014 and 2013.

The annual contribution for certain NJR Home Services employees and all union employees hired on or after January 1, 2012, is invested initially and automatically into the Plan's Stable Value Fund (currently the T. Rowe Price Stable Value Fund) and can only be subsequently directed by the participant into the Plan's qualified default investment fund (currently the T. Rowe Price Balanced Fund). The Company contributed $245,006 and $213,977 related to these employees for 2014 and 2013, respectively. The annual contribution for the non-represented employees stated herein is invested initially and automatically into the Plan's Default Fund and may subsequently be directed by the participant into any of the other investment options available under the Plan. Eligibility begins after one year of employment, and the contribution is made by March 31 of the year following the completion of one year of employment. The Company contributed $215,843 and $160,517 related to these employees for 2014 and 2013, respectively.

Employer special contributions are not eligible for loans or in-service withdrawals and may only be distributed upon termination, retirement or death.

Vesting

Employer matching and special contributions vest on the basis of service as follows: 25 percent after two years, 50 percent after three years, 75 percent after four years, and 100 percent after five years. Contributions are subject to limitations.

Payment of Benefits

Prior to retirement or termination of service with the Company, participants may withdraw their contributions from the Plan subject to certain limitations. Participants may not withdraw the Company's contributions until they become vested. Withdrawal of participants' pre-tax funds may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

Notes Receivable from Participants

The Plan may loan to a participant an amount that shall not exceed the lesser of 50 percent of the value of the vested portion of such participant's account, or $50,000. The minimum participant loan must be for $1,000 and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant's account. Notes receivable from participants are valued at their principal balance plus accrued unpaid interest.

Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the current Wall Street Journal prime lending rate plus 1 percent or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan. Interest rates range from 4.25 percent to 9.25 percent at December 31, 2014.

Participant Accounts

Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, Company's matching contribution, special contributions, loan repayments, if applicable, and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Except as previously noted, Company contributions are invested at the same percentage in the same investment options as the participant directed investments. The Plan currently offers various investment options for participants.

Forfeited Accounts

Forfeitures are used to reduce Company contributions. At December 31, 2014 and 2013, forfeited non-vested accounts net balance totaled $2,150 and $19,080, respectively. During the years ended December 31, 2014 and 2013, Company contributions were reduced by $36,436 and $8,342, respectively, from forfeited, non-vested accounts.

Employee Stock Ownership Plan Component (ESOP)

General

The Plan's ESOP, which is no longer available for participant contributions effective January 1, 1996, includes amounts held by the Plan Trustee in Company stock (NJR Common Stock). All participants' respective shares of NJR Common Stock are 100 percent vested.

Payment of Benefits/Diversification

Distributions to ESOP participants may be made in the case of separation of service, and may be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. Effective January 1, 2006, ESOP participants were able to diversify all or part of their account balance into any of the other 401(k) plan investment options, including NJR Common Stock. If and when the participants make a transfer, they will be able to use these amounts for the allowable in-service withdrawals or participant loans.

Certain participants have the option to withdraw a portion of their ESOP accounts once a year after reaching age 55 and ten years of participation in the plan. This withdrawal option is offered annually to eligible participants until they reach age 59½.

In the event that a participant or beneficiary receives a distribution of shares of Company stock at a time when such Company stock is not readily tradable on an established market, then the following provisions shall apply:

The Company shall issue a "put option" to such participant or beneficiary. The put option shall provide the right to elect, at any time during the 60 day period following the date of such distribution or the first 60 days of the plan year immediately following the plan year in which the distribution is made, to sell such Company stock to the Company for an amount equal to the fair market value of such Company stock as of the most recent valuation date. The put option provision applies to both the ESOP and the NJR 401K stock.

Voting Rights

Each participant shall have the right, to the extent of the Company stock allocated to his accounts, to direct the Trustee by proxy, as to the manner in which to vote his shares on all matters shareholders of Company stock are entitled to vote. Best efforts must be utilized to distribute or cause to be distributed to each participant such information and proxy statements as will be distributed to shareholders of the Company. Unallocated shares of common stock, if any, held by the Trustee shall be voted by the Trustee in the same manner and in the same proportion as are those shares that are allocated to the accounts of the participants and the Trustee shall have no discretion in this matter. The Trustee shall not divulge to the Company the voting of any participant. The voting rights provision applies to both the ESOP and the NJR 401K stock. There were no unallocated NJR common stock shares as of December 31, 2014 and 2013.

Investment Income

The following amounts related to the ESOP were included in dividend income and net appreciation in fair value of investments for the years ended December 31:

	2014	2013
Dividend income	$943,786	$716,989
Net appreciation (depreciation) in fair value of investments	$8,009,172	$3,884,446

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. The fund's investments are reported at fair value in the Statements of Net Assets Available for Benefits. The Plan's T. Rowe Price Stable Value Fund, however, invests in fully benefit responsive guaranteed investment contracts that are intended to provide for stable earnings, and are subsequently adjusted from fair value to contact value so that net assets available for benefits reflects the contract value of the fund, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. In addition, the Statements of Changes Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation And Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends on NJR Common Stock in both the savings component and ESOP are automatically reinvested unless the participant elects a distribution. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company as provided in the plan document and are excluded from these financial statements.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Updates to the Accounting Standards codification (ASC)

There were no new accounting standards issued or adopted during the 2014 plan year.

3.	FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are as follows:

Level 1
Fair Value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2
Fair Value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3	Fair Value would be based on significant unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual Funds

The Plan's mutual funds are open-ended public investment vehicles, consisting of equity or fixed income securities. Equity funds are valued at quoted market prices in active markets at year end, which represent the Net Asset Value (NAV) of shares held by the Plan. NAV per share for each fund is provided by the respective fund administrators and is based on the value of the underlying assets owned by the fund, minus liabilities, and then divided by the number of shares outstanding. These investments are categorized within Level 1 of the hierarchy.

Collective Investment Trusts

Investments in common collective trusts during the plan year included the T. Rowe Price Equity Index Trust fund, (Equity Index Fund) and the T. Rowe Price Stable Value fund (Stable Value Fund). A net asset value is computed daily as of the close of business each day by the Trustee for each of the funds. Participants’ withdrawals are unrestricted and are permitted daily at unit value. A full redemption of the Stable Value Fund by the Plan Sponsor may be subject to a holding period if sufficient liquidity does not exist. These investments are generally categorized within Level 2 of the hierarchy.

Equity Index fund

The fair value or NAV of the T. Rowe Price Equity Index Trust Fund (T. Rowe Price Fund) shares held by the Plan were established by the Trustee based on the fair value of the underlying assets. The value recorded in the Plan's financial statements for the T. Rowe Price fund was approximately $12.5 million, at December 31, 2013 and had no unfunded commitments or redemption restrictions relating to the fund. Effective October 10, 2014, this fund was replaced by the Vanguard Institutional Index Fund, which is categorized as a mutual fund.

Stable Value fund

The Plan's Stable Value fund can invest in guaranteed investment contracts (GIC's) and synthetic GIC's (collectively, the “contracts”), which are designed to provide a high level of return, consistent with providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality and reasonable tracking of interest rates. The contracts are issued by life insurance companies, banks or other financial institutions. The characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond market. The investment objectives of the stable value funds are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant-initiated transactions under a retirement plan without penalty or adjustment.

The S&P and Moody's credit ratings of the issuers of the contracts included in the T. Rowe Price Stable Value fund range from A+ to AA+ and A2 to Aaa, respectively.

The fair value of the GIC's is based on the present value of future cash flows using a current discount rate. The fair value of the security-backed contracts is based on the values of the underlying securities and is adjusted for the present value of future contractual cash flows. Total net assets available for benefits are adjusted to reflect contract value, which represents the guaranteed amount of principal plus interest plan participants would receive upon withdrawal from the fund.

The Plan's participant investment balances held in the T. Rowe Price Stable Value fund had a fair value of approximately $25.8 million and $25.4 million, respectively, and a contract value, as provided by the fund, of $25.4 million and $25.1 million as of December 31, 2014 and 2013, respectively.

The Plan had no unfunded commitments relating to these funds as of December 31, 2014 and 2013.

NJR Stock Funds

Participants can direct their contributions into NJR stock. In addition, as noted above, the Plan's ESOP holds NJR stock. Investments in the NJR stock funds were categorized within Level 2 of the hierarchy for December 31, 2013. Effective April 10, 2014, these funds were converted from unitized to share accounting, thus removing the cash component. Therefore, as of December 31, 2014, the NJR Stock shares, which are valued at quoted market prices in active markets at year end, are categorized within Level 1 of the hierarchy.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Quoted Market Prices in Active Markets for Identical Assets	Other Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2014:
Mutual funds:
Equity
Large Cap Fund	$33,509,718	$—	$—	$33,509,718
Small Cap Fund	11,220,622	—	—	11,220,622
World Equity	15,774,629	—	—	15,774,629
Fixed Income	6,963,930	—	—	6,963,930
Blended	20,985,610	—	—	20,985,610
Collective investment trust
Stable Value	—	25,799,097	—	25,799,097
NJR stock	51,161,706	—	—	51,161,706
Total assets at fair value	$139,616,215	$25,799,097	$—	$165,415,312
As of December 31, 2013:
Mutual funds:
Equity
Large Cap Fund	$16,119,833	$—	$—	$16,119,833
Small Cap Fund	10,863,792	—	—	10,863,792
World Equity	14,529,918	—	—	14,529,918
Fixed Income	6,204,100	—	—	6,204,100
Blended	17,305,498	—	—	17,305,498
Collective investment trusts
Equity Index	—	12,534,802	—	12,534,802
Stable Value	—	25,411,269	—	25,411,269
NJR stock funds	—	39,260,214	—	39,260,214
Total assets at fair value	$65,023,141	$77,206,285	$—	$142,229,426

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS

The following investments represent five percent or more of the Plan's net assets as of December 31, 2014 and 2013:

	2014	2013
NJR Common Stock ESOP*, 518,293 shares and NJR Common Stock ESOP Fund* 732,973 units	$31,719,505	$25,959,272
NJR Common Stock 401(k), 317,683 shares and NJR Common Stock 401(k) Fund 481,852 units	$19,442,201	$13,300,942
T. Rowe Price Equity Index Trust, 0 and 201,168 shares, respectively	$—	$12,534,802
Vanguard Institutional Index, 77,155 and 0 shares, respectively	$14,556,904	$—
T. Rowe Price Stable Value Fund**, 25,425,094 and 25,056,211 shares, at contract value, ($25,799,097 and $25,411,269 at fair value), respectively	$25,425,094	$25,056,211
Vanguard Windsor II Fund, 198,978 and 175,261 shares, respectively	$13,172,359	$11,434,020
American Funds Capital World Growth and Income Fund, R5 Share Class, 0 and 172,336 shares, respectively	$—	$7,812,007
American Funds Capital World Growth and Income Fund, R6 Share Class, 185,494 and 0 shares, respectively	$8,549,403	$—
T. Rowe Price Balanced Fund **, 916,803 and 745,284 shares respectively	$20,985,610	$17,305,498

*	Non-participant directed.

**	A portion of this investment is non-participant directed. See Note 5 for more information.

During the years ended December 31, 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
T. Rowe Price Equity Index Trust CL A	$754,798	$3,121,038
NJR ESOP and Stock*	13,443,579	6,143,655
T. Rowe Price Balanced Fund	(337,026)	1,749,470
T. Rowe Price Small Cap Value Fund	(379,902)	1,280,002
Vanguard Small Cap Index, Signal	(144,686)	1,190,514
Vanguard Small Cap Index, Admiral	437,040	—
Vanguard Institutional Index	908,051	—
Pimco Investment Mgmt Total Return Fund	(29,344)	(321,581)
American Funds Capital World Growth and Income Fund, R5 Share Class	(48,359)	1,382,434
American Funds Capital World Growth and Income Fund, R6 Share Class	170,466	—
Harbor Capital Appreciation Fund	153,485	1,062,617
Vanguard Windsor II Fund	187,646	2,191,970
Dodge & Cox International Stock Fund	(175,934)	1,258,563
Net Appreciation	$14,939,814	$19,058,682
* 2013 NJR Stock funds were converted from unitized to share accounting in 2014.

5.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets at fair value and the significant components of the changes in net assets relating to the non-participant-directed investments as of December 31, 2014 and 2013, and for the years then ended is as follows:

Net assets:	2014	2013
NJR Common Stock ESOP*	$31,719,505	$25,959,272
T. Rowe Price Stable Value Fund	888,702	662,685
T. Rowe Price Balanced Fund	269,876	109,555
Total non-participant directed investments	$32,878,083	$26,731,512

Changes in net assets:

NJR Common Stock ESOP*
Dividend income	$943,786	$716,989
Net appreciation in fair value of investments	8,009,172	3,884,446
Benefits paid to participants	(1,551,546)	(2,145,128)
Transfers to participant-directed investments	(1,641,179)	(614,490)
Net change	5,760,233	1,841,817
NJR Common Stock ESOP - beginning of year	25,959,272	24,117,455
NJR Common Stock ESOP - end of year	$31,719,505	$25,959,272
* 2013 NJR Stock funds were converted from unitized to share accounting in 2014.

T. Rowe Price Stable Value Fund
Net appreciation in fair value of investments	$16,521	$13,110
Employer contributions	213,977	126,199
Distributions	(4,251)	(6,724)
Administrative expenses	(230)	(467)
Net change	226,017	132,118
T. Rowe Price Stable Value Fund - beginning of year	662,685	530,567
T. Rowe Price Stable Value Fund - end of year	$888,702	$662,685

T. Rowe Price Balanced Fund
Net appreciation in fair value of investments	$14,894	$15,292
Employer contributions	160,518	66,701
Distributions	(14,980)	(2,140)
Administrative expenses	(111)	(163)
Net change	160,321	79,690
T. Rowe Price Balanced Fund - beginning of year	109,555	29,865
T. Rowe Price Balanced Fund - end of year	$269,876	$109,555

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 18, 2013, that the Plan and related trust were designed as "qualified" in accordance with the applicable sections of the IRC. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and the related trust continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefit.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts, including unvested Company contributions.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

The following are reconciliations of net assets available for benefits and increase in net assets per the financial statements to the Form 5500 for the years ended December 31:

	2014	2013
Net assets available for benefits per the financial statements	$169,458,028	$145,829,756
Less: Amounts due from employer per the financial statements	(480,402)	(386,897)
Less: Amounts due from participants per the financial statements	(72,144)	(67,287)
Adjustments from contract value to fair value	374,003	355,058
Net assets available for benefits per Form 5500	$169,279,485	$145,730,630

Contributions received from employer per the financial statements	$2,799,914	$2,405,312
Less: 2014 Contributions receivable from employer per the financial statements	(480,402)	(386,897)
Add: 2013 Contributions receivable from employer per the financial statements	386,897	192,900
Contributions received from employer per Form 5500	$2,706,409	$2,211,315

Contributions received from participants per the financial statements	$6,701,094	$6,166,196
Less: 2014 Contributions receivable from participants per the financial statements	(72,144)	(67,287)
Add: 2013 Contributions receivable from participants per the financial statements	67,287	—
Contributions received from participants per Form 5500	$6,696,237	$6,098,909

Increase in net assets per the financial statements	$23,628,272	$23,989,451
Less: Changes in amounts due from employer*	(93,505)	(193,997)
Less: Changes in amounts due from participants**	(4,857)	(67,287)
Changes in adjustments from contract value to fair value***	18,945	(482,374)
Net income per Form 5500	$23,548,855	$23,245,793

*	Included in contributions from employer in Statements of Changes in Net Assets Available for Benefits.

**	Included in contributions from participants in Statements of Changes in Net Assets Available for Benefits.

***	Included in net appreciation in fair value of investments in Statements of Changes in Net Assets Available for Benefits.

10.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee of the Plan. T. Rowe Price is the Plan Trustee and certain plan assets are invested in the T.Rowe Price Common Trust Funds, the Plan also issues loans to participants, which are secured by the participants' account balance. These transactions qualify as exempt party-in-interest transactions.

Fees paid by the Plan to the Trustees amounted to $40,693 and $44,935 for the years ended December 31, 2014 and 2013, respectively.

At December 31, 2013, the Plan held 1,214,825 units of common stock of New Jersey Resources Corporation, the sponsoring employer, with a cost basis of $22 million and a fair value of $39.3 million. These funds were unitized and fluctuated directly with the value of the securities held in the fund. Net asset value per unit was primarily derived from NJR's close prices as reported on a national securities exchange on the last business day of the plan year based on the unit equivalent number of shares. In addition, the stock fund and ESOP included short-term investments of cash in a money market account. Effective April 10, 2014, the NJR stock fund and ESOP fund converted from units to share accounting, thus removing the cash component of these funds. The funds were converted to hold shares of NJR Stock, as opposed to units comprised of shares and cash. At December 31, 2014, the Plan held 835,976 shares with a fair value of $51.2 million.

During the years ended December 31, 2014 and 2013, the Plan recorded dividend income from Company common stock of $1.6 million and $1.2 million, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the IRC and ERISA's rules on prohibited transactions.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i---
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
(a)	(b)	(c)	(d)	(e)
	Lessor, or Similar Party Identity of Issue, Borrower	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

	Cash and Cash Equivalents			$10,000
	Participant Directed:
	Pimco Investment Management Total Return Fund	Mutual Fund	$ **	6,963,930
*	T. Rowe Price Balanced Fund	Mutual Fund	**	20,715,734
	Harbor Capital Appreciation Fund	Mutual Fund	**	5,780,455
*	T. Rowe Price Stable Value Fund	Common Trust Fund	**	24,910,395
	Vanguard Institutional Index	Mutual Fund	**	14,556,904
	Vanguard Small Cap Index, Admiral	Mutual Fund	**	5,506,383
	Vanguard Windsor II Fund	Mutual Fund	**	13,172,359
*	T. Rowe Price Small Cap Value Fund	Mutual Fund	**	5,714,239
	American Funds Capital World Growth and Income Fund	Mutual Fund - International	**	8,549,403
	Dodge & Cox International Stock Fund	Mutual Fund - International	**	7,225,226
*	NJR Common Stock 401(k)	Common Stock	**	19,442,201

	Non-Participant Directed:
*	NJR Common Stock ESOP	Common Stock	25,714,650	31,719,505
*	T. Rowe Price Stable Value Fund	Common Trust Fund	875,816	888,702
*	T. Rowe Price Balanced Fund	Mutual Fund	239,137	269,876

*	Notes receivable from participants	Interest rates of 4.25% - 9.25%	—	3,854,173

			$26,829,603	$169,279,485

*	Party-in-interest as defined by ERISA.

**	Cost information is not required for participant-directed investment and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Service Corporation
Employees' Retirement Savings Plan

Date: June 18, 2015

By: /s/ Deborah G. Zilai
Deborah G. Zilai
Plan Administrator

/s/ Patrick Migliaccio
Patrick Migliaccio
Plan Sponsor

EXHIBIT INDEX

Exhibit Number

23.1    Consent of Independent Registered Public Accounting Firm - Baker Tilly Virchow Krause, LLP